  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38807

ANCHIANO THERAPEUTICS LTD.

(Translation of registrant’s name into English)

1/3 High-Tech Village, Givat Ram, P.O. Box 39264

Jerusalem, 9139102 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 20, 2019, Anchiano Therapeutics, Inc. (“Anchiano”), a Delaware corporation and wholly-owned subsidiary of Anchiano Therapeutics Ltd. (the “Company”), and ADT Pharmaceuticals, LLC, a Delaware corporation (“ADT”), entered into a collaboration and license agreement with an effective date as of September 13, 2019 (the “Collaboration Agreement”). Pursuant to the terms and conditions set forth in the Collaboration Agreement, the parties agreed to use commercially reasonable efforts to conduct research and development activities of novel small-molecule inhibitors (RAS and PDE10/β-catenin) (“Compounds”) under the oversight of a joint steering committee established by the parties. As part of the arrangement, Anchiano will be primarily responsible for the research, development, manufacturing and regulatory activities and ADT will assist with the research activities as necessary in exchange for a quarterly fee from Anchiano. In connection with the Collaboration Agreement, ADT also granted Anchiano an exclusive option to research, develop, manufacture and commercialize Compounds relating to patents owned by ADT and any products containing such Compounds worldwide (the “Option”). In consideration for the rights granted under the Collaboration Agreement, Anchiano will pay ADT (i) a $3 million upfront fee; (ii) a fee upon exercise of the Option; and (iii) milestone payments with respect to the development and commercialization of any products containing the Compounds. In addition, Anchiano will pay ADT royalties ranging in the low- to mid-single digit percentage on sales of any products containing the Compounds. Anchiano may terminate the Collaboration Agreement at any time in its entirety or on a compound-by-compound basis after providing 90 days written notice to ADT.

The foregoing summary of the Collaboration Agreement is qualified in its entirety by reference to the complete text of the Collaboration Agreement, a copy of which is filed as Exhibit 10.1 and is incorporated herein by reference.

On September 23, 2019, the Company issued a press release announcing that Anchiano has entered into the Collaboration Agreement with ADT, as described above, and providing an update to its ongoing pivotal Phase 2 Codex Trial and the timing of the 35-patient interim analysis. The Company currently has 31 patients enrolled or in active screening, of which 23 have been dosed, and estimates that data collection and interim analysis will be completed by the first quarter of 2020.

A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

No.	Description
10.1*	Collaboration and License Agreement, dated as of September 13, 2019, by and between Anchiano Therapeutics Inc. and ADT Pharmaceuticals, LLC.
99.1	Press Release dated September 23, 2019.

* Portions of this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The registrant hereby undertakes to furnish a unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2019

Anchiano Therapeutics Ltd.

By:	/s/ Dr. Frank G. Haluska
Name: Dr. Frank G. Haluska
Title: Chief Executive Officer